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UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2011
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Almax Financial Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Van Syckles Road
(No. and Street)

Clinton (City) New Jersey (State) 08809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Schultz (908) 638-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210 (Address) Somerset (City) New Jersey (State) 08873 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALMAX Financial Solutions, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN MOMARY
Notary Public - New Jersey
Hunterdon County
My Commission Expires June 29, 2012

Mark C. Schultz
Signature

Designated Principal
Title

Karen Momary
Notary Public
2/28/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AlMax Financial Solutions, L.L.C.
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2010

AlMax Financial Solutions, L.L.C.
Index to the Financial Statements
December 31, 2010

RRBB

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants
265 Davidson Avenue, Suite 210, Somerset, NJ 08873-4120
P: 908-231-1000 F: 908-231-6894 www.rrbb.com

Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆■
Gary A. Sherman, CPA
Robert S. Quick, CPA
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA●■
Howard B. Condo, CPA

Alvin P. Levine, CPA
Daniel M. Brooks, CPA

◆Accredited in Business Valuation
■Certified Business Appraiser
●Certified Financial Planner®
*Registered Investment Adviser

Other Office:

111 Dunnell Road, Suite 100
Maplewood, NJ 07040
973-763-6363
973-763-4430 FAX

Report of Independent Registered Public Accounting Firm

To the Member of
AlMax Financial Solutions, L.L.C.

We have audited the accompanying statement of financial condition of AlMax Financial Solutions, L.L.C. as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlMax Financial Solutions, L.L.C. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 14, 2011

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION
POLARIS INTERNATIONAL • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

AlMax Financial Solutions, L.L.C.
Statement of Financial Condition
December 31, 2010

Assets	
Current Assets	
Cash	$ 7,823
Trading securities	15,643
Commissions receivable	9,805
Prepaid expenses	4,252
Total Assets	37,523
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and accrued expenses	9,560
Total Liabilities	9,560
Member's Equity	27,963
Total Liabilities and Member's Equity	$ 37,523

See accompanying notes to the financial statements.

AlMax Financial Solutions, L.L.C.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions	$ 416,554
Investment income	2
Total revenues	416,556
Operating Expenses	
Commissions	349,434
Consulting fees	4,367
Professional fees	7,500
Registration fees and assessments	4,014
Insurance	1,315
Rent	6,000
Other administrative expenses	30,707
Total Operating Expenses	403,337
Net Income	$ 13,219

See accompanying notes to the financial statements.

AlMax Financial Solutions, L.L.C.
Statement of Changes in Member's Equity
Year Ended December 31, 2010

Member's Equity, January 1, 2010	$	14,744
Net Income for the Year Ended December 31, 2010		13,219
Member's Equity, December 31, 2010	$	27,963

See accompanying notes to the financial statements.

AlMax Financial Solutions, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net Income	$ 13,219
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decreases in Assets	
Commissions receivable	(2,057)
Prepaid expenses	(2,015)
(Decreases) in Liabilities	
Accounts payable	2,060
Net Cash Provided by Operating Activities	11,207
Cash Flows From Investing Activities	
Cash purchases of trading securities	(7,002)
Net Cash Used in Investing Activities	(7,002)
Net Increase in Cash	4,205
Cash, Beginning of Year	3,618
Cash, End of Year	$ 7,823
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ -

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

AlMax Financial Solutions, L.L.C. (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed in the State of New Jersey on May 4, 2000, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company will be dissolved by December 31, 2025 unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective December 20, 2000. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company's headquarters is located in Clinton, New Jersey and is licensed to do business in eleven states.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Commissions Receivable

The Company's commissions receivable consist principally of commissions due from issuers of mutual funds and variable annuities. Management periodically assesses the collectibility of accounts receivable based upon the financial strength of the issuers of mutual funds and variable annuities. Management believes no allowance for doubtful accounts is required as of December 31, 2010.

Trading Securities

Under FASB ASC 320-10-25, securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are stated at market value with unrealized gains and losses recognized currently in income from operations.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on his individual income tax returns.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenues from securities transactions are recorded based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash, commissions receivable, accounts payable and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. The carrying values of the Company's long-term obligations approximate their fair value. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available at the balance sheet date to the Company are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2010 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 14, 2011, which is the date the financial statements were available to be issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

During the year ended December 31, 2010, 75% of commission revenue was derived from two major sources. Commissions receivable of $9,805 was from two sources as of December 31, 2010.

TRADING SECURITIES

Trading securities are stated at readily determinable fair value and are comprised of money market funds at December 31, 2010.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $23,398, which was $18,398 in excess of its required net capital. The Company's net capital ratio was .41 to 1.

RELATED PARTY TRANSACTIONS

The Company leases office space in Clinton from a related party on a month to month basis currently at a rate of $500 per month. Rent expense under this agreement amounted to $6,000 for the year ended December 31, 2010.

The related party also provides the Company with certain administrative support services on a month to month basis. Expenses under this arrangement amounted to $30,000 for the year ended December 31, 2010.

During the year ended December 31, 2010 the Company paid commissions totaling $343,637 to its member. At December 31, 2010 the Company owed the member $2,060 for accrued commissions.

AlMax Financial Solutions, L.L.C.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2010

NET CAPITAL		
Total Member's Equity	$	27,963
Deductions and/or Charges:		
Non-Allowable Assets:		
Prepaid expenses		4,252
Total Non-Allowable Assets		4,252
Net Capital before haircuts on security positions		23,711
Haircuts on securities		
Other securities		313
Net Capital	$	23,398
AGGREGATE INDEBTEDNESS	$	9,560
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	637
Minimum dollar net capital requirement	$	5,000
Excess Net Capital at 1,500 percent	$	18,398
Excess Net Capital at 1,000 percent	$	22,442
Ratio of Aggregate Indebtedness to Net Capital		.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17a-5(a) as of December 31, 2010)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	23,153
Net audit adjustments and accruals		245
Net capital per above	$	23,398

See independent auditor's report.

AlMax Financial Solutions, L.L.C.
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

RRBB
Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants
265 Davidson Avenue, Suite 210, Somerset, NJ 08873-4120
P: 908-231-1000 F: 908-231-6894 www.rrbb.com

Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆■
Gary A. Sherman, CPA
Robert S. Quick, CPA
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA●■
Howard B. Condo, CPA

Alvin P. Levine, CPA
Daniel M. Brooks, CPA

◆Accredited in Business Valuation
■Certified Business Appraiser
●Certified Financial Planner®
*Registered Investment Adviser

Other Office:

111 Dunnell Road, Suite 100
Maplewood, NJ 07040
973-763-6363
973-763-4430 FAX

Report of Independent Registered Public Accounting Firm on Internal Control Structure

To the Member of
AlMax Financial Solutions, L.L.C.

In planning and performing our audit of the financial statements of AlMax Financial Solutions, L.L.C. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by AlMax Financial Solutions, L.L.C. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2010, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION
POLARIS INTERNATIONAL • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 14, 2011